

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 25, 2016

Paul A. Farr
Chief Executive Officer
Talen Energy Corporation
835 Hamilton Street, Suite 150
Allentown, PA 18101

> **Re:** **Talen Energy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2016**
> **File No. 001-37388**
>
> **Schedule 13E-3 filed by Talen Energy Corporation, RJS Merger Sub Inc.,**
> **RPH Parent LLC, CRJ Parent LLC, SPH Parent LLC, Raven Power**
> **Holdings LLC, C/R Energy Jade, LLC, Sapphire Power Holdings LLC,**
> **R/C Sapphire Power IP, L.P., Riverstone/Carlyle Energy Partners II, L.P.,**
> **R/C Renewable Energy GP II, LLC, Carlyle/Riverstone Global Energy**
> **and Power Fund III, L.P., Carlyle/Riverstone Energy Partners III, L.P.,**
> **C/R Energy GP III, LLC, Riverstone V Raven Holdings, L.P., Riverstone**
> **Energy Partners V, L.P., Riverstone Energy GP V, LLC, Riverstone**
> **Energy GP V Corp., Pierre F. Lapeyre, Jr., David M. Leuschen, and**
> **Riverstone Holdings LLC**
> **Filed July 1, 2016**
> **File No. 005-89268**

Dear Mr. Farr:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, providing the requested information, or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, pleased tell us why in your response.

After reviewing any response or amendment you may file in response to these comments, we may have additional comments.

Schedule 13E3

General

1. We are in receipt of your request for confidential treatment in connection with Exhibits (c)(9), (c)(10), and (c)(11). Comments, if any, will be issued in a separate letter. Any comments regarding your confidential treatment request must be resolved prior to the mailing of your proxy statement.

Item 8. Fairness of the Transaction

2. We note your incorporation by reference of certain disclosure in the proxy statement, including the "Position of the Parent Group and Riverstone as to the Fairness of the Merger" and "Purpose and Reasons of the Parent Group and Riverstone for the Merger." We further note that several filing persons identified on the cover page of your Schedule 13E-3 do not appear to be captured by the definition of either Parent Group or Riverstone. As noted above, each filing person must individually comply with the disclosure requirements of Schedule 13E-3. Accordingly, please revise to ensure that all required information is provided pursuant to this Item 8 and all other applicable items of Schedule 13E-3.

Item 16. Exhibits.

3. Please revise to file the debt commitment letter. Refer to Item 1016(b) of Regulation M-A

Preliminary Proxy Statement on Schedule 14A

General

4. We note references throughout the proxy statement to the Riverstone Entities, which term appears to include "related entities" of Parent Group and Riverstone, as well as their "respective affiliates." Please identify by name each of the "related entities" and "respective affiliates."

5. Throughout this proxy statement you refer to the merger consideration as representing a premium of 56% above the closing price of the shares on the last trading day prior to the SparkSpread report on April 1, 2016. Please balance your disclosure throughout the proxy statement by including the merger consideration's premium relative to the price per share on the last trading day prior to announcement of the merger, or advise as to why you do not believe such disclosure is appropriate.

Summary Term Sheet

6.   Please revise your disclosure in this section and in the "Questions and Answers" section to shorten them and avoid duplication. See Item 1001 of Regulation M-A.

7.   Under "Vote Required" you indicate that approval of the merger agreement requires the affirmative vote of holders of a majority of the shares owned by unaffiliated stockholders. However, on page 2 of the Notice of Special Meeting, you state approval of the merger agreement requires the affirmative vote of holders of a majority of shares that are beneficially owned "by the holders of the shares other than Riverstone, its related entities and any of their respective affiliates." Please revise to clarify and provide consistent disclosure. Please also disclose here the aggregate number of outstanding shares and relative percentage owned by all affiliated stockholders.

Special Factors

Background of the Merger, page 19

8.   We note your disclosure regarding Riverstone's right to designate for election three members of your Board pursuant to the Stockholder Agreement. Please disclose any additional material provisions of the Stockholder Agreement. Refer to Item 1005(e) of Regulation M-A.

9.   You state that on each of January 11, 2016 and January 14, 2016, the Disinterested Directors discussed "potential value creating options" that the company could pursue and associated benefits and risks. Please revise your disclosure to more fully explain the foregoing options and associated benefits and risks considered. Please refer to Item 1013(b) of Regulation M-A.

10.   You state that after discussions on January 14, 2016, "the Disinterested Directors determined that Riverstone's proposal of $11.00 per Share undervalued the Company" and Mr. Graham later advised a representative of Riverstone that a "price increase to $13.00 per Share would be required for the Disinterested Directors to change their conclusion and authorize further engagement." Please enhance your disclosure to describe the factors considered by the Disinterested Directors in reaching the determination that $11.00 per share undervalued the company and how the Disinterested Directors arrived at the $13.00 per share price.

11.   You indicate that following the SparkSpread report, Party B contacted Citi regarding interest in the company. Please disclose the date Party B first contacted Citi and describe the nature of the ensuing conversations between such parties.

12.   Please briefly elaborate upon the way in which the results of the PJM Auction impacted the May Forecasts.

13.   We note that following review of the May Forecasts, the Disinterested Directors determined that "Riverstone's proposed price of $13.00 per Share undervalued the Company." Please enhance your disclosure to describe the specific factors considered by the Disinterested Directors, including receipt of the PJM Auction results, in reaching the determination that $13.00 per share undervalued the company but that "a purchase price of $14.00 per Share would be acceptable."

Recommendation of the Board; Fairness of the Merger, page 33

14.   We note that the Disinterested Directors considered Citi's opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. Please revise to clarify whether the Disinterested Directors adopted Citi's analyses and opinion.

15.   We note your disclosure that one of the factors considered by the Disinterested Directors in evaluating the merger was their belief that the merger transaction was "more favorable to the Company and the unaffiliated stockholders, when compared with other strategic initiatives reasonably available to the Company." Please revise your disclosure to more specifically describe these "other strategic initiatives."

16.   You cite the go-shop provisions as one of the factors considered by the Disinterested Directors in evaluating the merger and underlying their belief that sufficient procedural safeguards were present to ensure the fairness of the merger and to obviate the need for retaining an unaffiliated stockholder representative. Please address how Riverstone's unwillingness to support a superior proposal or to sell its shares impacted the Disinterested Directors' analysis of the utility of the go-shop provisions.

17.   We note your disclosure regarding certain potentially negative factors considered by the Disinterested Directors in their evaluation of the merger, including that prospective bidders may perceive Riverstone's rights under the merger agreement as a deterrent to making alternative proposals. Please also address whether the Disinterested Directors considered the level of Riverstone's ownership interest in the company as a potential deterrent to prospective bidders.

Position of the Parent Group and Riverstone as to the Fairness of the Merger, page 41

18.   Your inclusion of the members of the Parent Group and Riverstone as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure (here and on page 62), currently stating that the members of the Parent Group and Riverstone "may be deemed" affiliates of the company, to remove doubt from this conclusion.

19.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. In this regard, we note that Goldman was engaged as Riverstone's financial advisor for purposes of this transaction, and certain presentation materials provided by Goldman to Riverstone have been filed as exhibits to your Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A. Please revise to summarize any and all presentations made by Goldman during Riverstone's evaluation of the transaction and provide all of the disclosure required by Item 1015 of Regulation M-A.

Opinion of Citigroup Global Markets Inc., page 44

20.   Please address how each filing person relying on the Citi opinion was able to reach the fairness determination as to unaffiliated security holders given that the Citi fairness opinion addressed fairness with respect to holders of your shares other than the Riverstone Entities and their respective affiliates, rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

21.   Please revise to provide a basis for all material assumptions made by Citi. For example, explain how Citi developed its EBITDA multiples and range of discount rates in its Discounted Cash Flow Analysis.

22.   With respect to the Discounted Cash Flow Analysis, please disclose the financial projections provided to Citi here or include a cross-reference to another location in your proxy statement where such projections are included.

23.   With respect to the Discounted Cash Flows analysis, disclose the bases for Citi's selection of the EBITDA multiples and discount rates disclosed on page 47.

24.   Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flow Analysis or a cross-reference to where they appear, (ii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on page 48 with respect to Selected Public Companies Analysis, (iii) data from each transaction that resulted in the multiples disclosed on page 49 with respect to the Selected Precedent Transactions Analysis, and (iv) data from each transaction that resulted in the multiples disclosed on page 51 with respect to the Sum-of-the-Parts Selected Precedent Transactions Analysis.

25.   Revise the disclosure under the caption "Miscellaneous" to describe how Citi's fee will be estimated and whether the fee amount may change materially from the $25 million disclosed.

Purpose and Reasons of the Parent Group and Riverstone for the Merger, page 62

26.   You note that the Parent Group and Riverstone believe that the company will be able to "operate more efficiently and effectively" as a private company, citing the "substantial expense" of operating as a public company, potential improvements to "cost structure and strategic direction" achievable as a private company, the "market pressures imposed on a publicly traded company," and perceived "competitive advantages in ceasing to be public." In view of the fact that the company only recently became publicly traded in June 2015, please explain whether and how Riverstone considered those same factors in connection with the Talen Transactions, and what, if anything, has changed between June 1, 2015 and now such that Riverstone no longer believes that being publicly traded is advisable and whether those factors and events were foreseeable, with a view to more fully describing why the company is undertaking the transaction *at this time*. Refer to Items 1004(a)(2)(iii) and 1013(c) of Regulation M-A.

Prospective Financial Information, page 68

27.   Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections. We would expect such disclosure to address at a minimum the assumptions referred to in the second full paragraph on page 45. Refer to Item 10(b) of Regulation S-K

28.   Disclose the full projections and forecasts instead of their summaries.

29.   We note that you have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line items. Refer to Question 101.01 of the Division of Corporation's Finance's Compliance and Disclosure Interpretations and Non-GAAP Financial Measures.

Interests of Executive Officers and Directors of the Company in the Merger, page 71

30.   Revise your disclosure on page 73 to provide a breakdown of the payments to be received by each individual officer and director in connection with the going private transaction, including payments for shares owned.

Fees and Expenses, page 85

31.   We note that in your tabular disclosure of certain fees and expenses you aggregate the financial advisory, legal and other advisory fees. We also note your reference to the merger agreement with respect to all fees and expenses incurred in connection with the merger. As you are required to furnish a reasonably itemized statement of all expenses incurred or estimated in connection with the transaction, please revise to separately

itemize each of the foregoing costs and clearly identify which party will be reasonable for paying such expenses. Refer to Regulation M-A Item 1007(c).

The Debt Commitment Letter, page 116

32.   Please enhance your disclosure of the material terms of the Debt Commitment Letter, including, without limitation, a summary of all material conditions precedent and the flex provisions. Refer to Item 1007(d) of Regulation M-A.

Significant Past Transactions and Contracts, page 138

33.   We note your disclosure that the Stockholder Agreement contains a standstill provision that prohibits the Sponsor Entities from, among other things, proposing to or acquiring additional company shares. Please expand your disclosure to state whether you have agreed to terminate, waive, amend, or modify this standstill provision. Also discuss whether the Disinterested Directors considered the foregoing in determining that the going private transaction was procedurally and substantively fair to the unaffiliated security holders. We would expect the foregoing to address whether and how the Disinterested Directors considered the December 3, 2105 indication of interest communicated by Mr. Hoffman to Mr. Graham, and all subsequent negotiations with Riverstone with respect to the merger, in view of the restrictions set forth in Section 6 of the Stockholder Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Daniel Duchovny, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3619, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Calder, Esq.
    Kirkland & Ellis LLP